

February 22, 2012

Via E-mail
Mr. James Scully
Chief Financial Officer
J. Crew Group, Inc.
770 Broadway
New York, NY 10003

> **Re:** **J. Crew Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 21, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 29, 2011**
> **Filed December 1, 2011**
> **Response dated February 3, 2012**
> **File No. 001-32927**

Dear Mr. Scully:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Overview, page 20

1.   We note in your response to comment one of our letter dated January 24, 2012 that you believed the combined presentation and supplemental disclosure provided investors and other readers with information that is at least as meaningful and useful as the inclusion of full pro forma financial statements. Please confirm to us that there are no significant differences between your current combined presentation and

the full pro forma financial information that would reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining